Exhibit 99.1

Merus N.V.

Unaudited Condensed Consolidated Statement of Financial Position

(after appropriation of result for the period)

	Notes	June 30, 2017	December 31, 2016
		(euros in thousands)
Non-current assets
Property, plant and equipment		1,057	648
Intangible assets		343	374
Restricted cash		—	167
Other assets		109	109

		1,509	1,298

Current assets
Financial asset	5	—	11,847
Taxes and social security receivables	6	2,024	—
Trade receivables and other current assets	7	4,308	2,248
Cash and cash equivalents	2	215,788	56,917

		222,120	71,012

Total assets		223,629	72,310

Shareholders’ equity	11
Issued and paid-in capital		1,746	1,448
Share premium account		213,541	139,878
Accumulated loss		(142,529)	(107,295)

Total equity		72,758	34,031

Non-current liabilities
Borrowings	9	—	319
Deferred revenue, net of current portion	10	133,666	30,206

Current liabilities
Borrowings	9	—	167
Trade payables		3,971	2,298
Taxes and social security liabilities		748	29
Deferred revenue	10	7,052	1,610
Other liabilities and accruals	8	5,434	3,650

		17,205	7,754

Total liabilities		150,871	38,279

Total equity and liabilities		223,629	72,310

The footnotes are an integral part of these condensed consolidated interim financial statements

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Note	Three months ended June 30,		Six months ended June 30,
		(euros in thousands, except per share data)
		2017	2016	2017	2016
Revenue	12	4,027	1,098	6,313	1,945
Research and development costs	13	(8,420)	(3,822)	(15,427)	(8,028)
Management and administration costs	13	(3,492)	(496)	(7,694)	(1,014)
Other expenses	13	(2,277)	(1,664)	(4,120)	(3,277)

Total operating expenses		(14,189)	(5,982)	(27,241)	(12,319)

Operating result		(10,162)	(4,884)	(20,928)	(10,374)
Finance income		420	23	610	56
Finance costs		(11,962)	(13)	(22,696)	(18)

Net finance (expense) / income	15	(11,542)	10	(22,086)	38

Result before taxation		(21,704)	(4,874)	(43,014)	(10,336)
Income tax expense		(107)	—	(118)	—

Result after taxation		(21,811)	(4,874)	(43,132)	(10,336)

Other comprehensive income
Exchange differences on the translation of foreign operations		13	—	18	3

Total other comprehensive income for the period		13	—	18	3

Total comprehensive loss for the period		(21,798)	(4,874)	(43,114)	(10,333)

Basic (and diluted) loss per share*		(1.12)	(0.40)	(2.27)	(1.00)

Weighted average shares outstanding
Basic (and diluted)*		19,392,495	12,133,195	18,976,446	10,365,753

*	For the periods included in these financial statements, share options were excluded from the diluted loss per share calculation as the Company was in a loss position in each period presented above. As a result, basic and diluted loss per share is equal.

The footnotes are an integral part of these condensed consolidated interim financial statements

Unaudited Condensed Consolidated Statement of Changes in Equity

	Note	Common share capital	Class A Pref. share capital	Class B Pref. share capital	Class C Pref. share capital	Common share premium	Class A Pref. share premium	Class B Pref. share premium	Class C Pref. share premium	Accumulated loss	Total equity
		(euros in thousands)
Balance at January 1, 2016		30	21	351	373	1,564	1,334	38,906	49,105	(63,382)	28,302
Result after taxation		—	—	—	—	—	—	—	—	(10,336)	(10,336)
Other comprehensive income		—	—	—	—	—	—	—	—	3	3

Total comprehensive loss		—	—	—	—	—	—	—	—	(10,333)	(10,333)

Transactions with owners of the Company:
Issuance of shares (net)	11	673	—	—	—	50,478	—	—	—	—	51,151
IPO Expense		—	—	—	—	(1,406)	—	—	—	—	(1,406)
Conversion of preferred shares		745	(21)	(351)	(373)	89,345	(1,334)	(38,906)	(49,105)	—	—
Equity settled share-based payments	11	—	—	—	—	—	—	—	—	648	648

Total contributions by and distributions to owners		1,418	(21)	(351)	(373)	138,417	(1,334)	(38,906)	(49,105)	648	50,393

Balance at June 30, 2016		1,448	—	—	—	139,981	—	—	—	(73,067)	68,362

Balance at January 1, 2017		1,448	—	—	—	139,878	—	—	—	(107,295)	34,031
Result after taxation		—	—	—	—	—	—	—	—	(43,132)	(43,132)
Other comprehensive income		—	—	—	—	—	—	—	—	18	18

Total comprehensive loss		—	—	—	—	—	—	—	—	(43,114)	(43,114)
Transactions with owners of the Company:
Issuance of shares (net)	11	298	—	—	—	73,663	—	—	—	—	73,961
Equity settled share-based payments	11	—	—	—	—	—	—	—	—	7,880	7,880

Total contributions by owners		298	—	—	—	73,663	—	—	—	7,880	81,841

Balance at June 30, 2017		1,746	—	—	—	213,541	—	—	—	(142,529)	72,758

The footnotes are an integral part of these condensed consolidated interim financial statements

Unaudited Condensed Consolidated Statement of Cash flows

	Six month period ended June 30,
	2017	2016
	(euros in thousands)
Cash flows from operating activities
Result after taxation	(43,132)	(10,336)
Adjustments for:
Changes in fair value derivative	10,667	—
Unrealized foreign exchange results	12,357	—
Depreciation and amortization	147	105
Share option expenses	7,880	648
Net finance income	(593)	(38)

	(12,674)	(9,621)
Changes in working capital:
Taxes and social security assets	(2,024)	—
Trade receivables and other current assets	(1,946)	(678)
Trade payables	1,673	(708)
Other liabilities and accruals	1,784	(1,096)
Deferred revenue	(3,091)	(111)
Taxes and social security liabilities	719	(77)

Cash used in operations	(15,559)	(12,291)
Interest paid	(5)	(18)
Taxes paid	(12)	—

Net cash used in operating activities	(15,576)	(12,309)
Cash flows from investing activities
Acquisition of property, plant and equipment	(525)	(176)
Interest received	496	60

Net cash used in investing activities	(29)	(116)
Cash flows from financing activities
Proceeds from issuing shares, net of issuance costs	74,431	50,770
Proceeds from stock option exercises	227	—
Proceeds from collaboration and license agreement	111,993	—
Repayment of borrowings	(486)	(69)
Decrease in restricted cash	167	23

Net cash provided by financing activities	186,332	50,724
Net increase in cash and cash equivalents	170,727	38,299
Effects of exchange rate changes on cash and cash equivalents	(11,856)	(1)
Cash and cash equivalents at beginning of period	56,917	32,851

Cash and cash equivalents at end of period	215,788	71,149

The footnotes are an integral part of these condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	General Information

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics (Biclonics), headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located in Cambridge, Massachusetts, United States. These condensed consolidated interim financial statements as at and for the three and six month periods ended June 30, 2017 comprise Merus N.V. and Merus US, Inc. (collectively, the “Company”).

On May 24, 2016, the Company closed the initial public offering of 5,500,000 of its common shares and, on May 26, 2016, of an additional 639,926 of its common shares, at a price to the public of US $10 per share (the “IPO”). Net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses were US $53.3 million. On May 19, 2016, the Company’s common shares were listed on the NASDAQ Global Market (“NASDAQ”) and all of the Company’s preferred shares converted into common shares. Merus N.V. was incorporated in the Netherlands, with its statutory seat in Utrecht. In connection with becoming a public company, also on May 19, 2016, Merus N.V.’s legal structure under Dutch law was changed from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) and Merus N.V.’s name changed from “Merus B.V.” to “Merus N.V.” The address of the Company’s registered office is Yalelaan 62, 3584 CM Utrecht, The Netherlands.

On May 29, 2017, the Company changed its governance structure from a two-tier model consisting of a Management Board acting under the supervision of a separate Supervisory Board to a one-tier board model with a unitary Board of Directors consisting of Executive Directors and Non-Executive Directors. In the one-tier board model, the Board of Directors as a collective (i.e., the Executive Directors and the Non-Executive Directors) are charged with both the management and monitoring functions of the Company’s general course of affairs inclusive of the Company’s overall business strategy and financial policies. The Executive Directors manage the day to-day business and operations of the Company and implement the Company’s strategy. The Non-Executive directors focus on the supervision of policy and the performance of the duties of all directors, as well as the Company’s general state of affairs.

On June 1, 2017, the Company filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3 (Registration Number 333-218432) (the “F-3 Registration Statement”), under which it registered up to $250 million of its securities and 3,200,000 shares sold to Incyte Corporation (“Incyte”). The F-3 Registration Statement became effective on June 16, 2017. On June 1, 2017, the Company also entered into a sales agreement with Cowen and Company, LLC (“Cowen”), under which the Company may issue and sell from time to time up to $50.0 million of its common shares registered under the F-3 Registration Statement through Cowen as its sales agent. Sales of common shares, if any, will be made at market prices by any method that is deemed to be an “at the market” offering. The aggregate compensation payable to Cowen as sales agent equals 3.0% of the gross sales price of the shares sold through it pursuant to the sales agreement. No sales have been made by the Company under the sales agreement.

2.	Significant Accounting Policies

There have been no significant changes to the Company’s accounting policies that were previously disclosed in its Annual Report on Form 20-F for its fiscal year ended December 31, 2016 or in the methodology used in formulating these significant judgments and estimates that affect the application of these policies.

These unaudited interim condensed consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included in the interim financial statements. All intercompany balances are eliminated in consolidation.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment on the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these interim financial statements are disclosed in Note 4. The results of operations for the six month period ended June 30, 2017 are not necessarily indicative of operations to be expected for the full fiscal year ending December 31, 2017.

Items included in each of the Company’s entities are measured using the currency of the primary economic environment in which the respective entity operates (the “functional currency”). The interim financial statements are presented in euros, which is Merus N.V.’s functional and presentation currency. The functional currency of Merus US, Inc. is the U.S. dollar. All amounts are rounded to the nearest thousands of euros, except where otherwise indicated.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative bispecific therapeutics.

For the purpose of presentation in the statement of cash flows as well as the statement of financial position, cash and cash equivalents includes deposits held with financial institutions with original or remaining maturities of less than three months. Cash and cash equivalents include €171.0 million of short-term investments with a one month maturity, callable on demand. These cash equivalents are primarily the result of proceeds received from Incyte.

On December 20, 2016, the Company entered into a collaboration and license agreement (the “collaboration and license agreement”) and a share subscription agreement (the “share subscription agreement”) with Incyte (collectively, the “Incyte Agreements”). Under the collaboration and license agreement, Incyte agreed to pay the Company a $120 million non-refundable upfront payment, and under the share subscription agreement, Incyte agreed to purchase 3.2 million common shares of the Company at price per share of $25, for an aggregate purchase price of $80 million. In January 2017, the Company completed the sale of its common shares under the subscription agreement and received the $80 million aggregate purchase price. In February 2017, the Company received the $120 million non-refundable upfront payment.

Going Concern

For the six month period ended June 30, 2017, the Company has continued to incur losses from its operations. In addition, the Company expects to continue to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance through discovery, preclinical development and clinical trials, and as it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate. Further, the Company may incur expenses in connection with the licensing or acquisition of additional bispecific antibody candidates.

As a result of these factors, the Company may need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on its financial condition and ability to pursue its business strategy. The Company will need to generate significant revenues to achieve profitability and may never do so.

Based on its current operating plan, the Company expects that existing cash and cash equivalents of €215.8 million as of June 30, 2017 will fund its upcoming operating expenses and capital expenditure requirements well into 2019.

Reclassifications

Certain amounts were reclassified in the prior period condensed consolidated interim financial statements for consistency with the current period presentation. These changes in classification do not materially affect the previously reported Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss for any period.

3.	Adoption of New and Revised International Financial Reporting Standards

Except as otherwise indicated, the accounting policies adopted in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2016. The Company does not plan to adopt new standards early.

Recent Accounting Pronouncements

IFRS 9 – Financial Instruments is effective for annual periods beginning on or after January 1, 2018, with early application permitted. IFRS 9 specifies how an entity should classify and measure financial assets, financial liabilities, and some contracts to buy or sell non-financial items. IFRS 9 requires an entity to recognize a financial asset or a financial liability in its statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, an entity measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

The Company is currently evaluating the impact that IFRS 9 will have on its financial statements, and has not yet determined what effect, if any, the impact of adoption will be.

IFRS 15 – Revenue from Contracts with Customers is effective for annual reporting periods beginning on or after January 1, 2018, with early application permitted. IFRS 15 establishes the principles that an entity applies when reporting information about the nature, amount, timing and uncertainty of revenue and cash flows from a contract with a customer. Applying IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact that IFRS 15 will have on its financial statements, and has not yet determined what effect the impact of adoption will be.

IFRS 16 – Leases is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted (as long as IFRS 15 is also applied). The objective of IFRS 16 is to report information that (a) faithfully represents lease transactions and (b) provides a basis for users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. To meet that objective, a lessee should recognize assets and liabilities arising from a lease. The Company is currently evaluating the impact that IFRS 16 will have on its financial statements, and has not yet determined what effect, if any, the impact of adoption will be.

4.	Use of Estimates, Judgments and Assumptions

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. No changes were identified compared to previous financial statements.

The following are the critical judgments and assumptions that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the interim financial statements.

(a)	Equity settled share-based payments

Share options granted to employees and consultants providing similar services are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

a)	the exercise price of the option;

b)	the expected life of the option;

c)	the current value of the underlying shares;

d)	the expected volatility of the share price;

e)	the dividends expected on the shares; and

f)	the risk-free interest rate for the life of the option.

For the Company’s share option plans, management’s judgment is that the binomial option pricing model is the most appropriate method for determining the fair value of the Company’s share options considering the terms and conditions attached to the grants made and to reflect exercise behavior.

The result of the share option valuations and the related compensation expense that is recognized for the respective vesting periods during which services are received is dependent on the model and input parameters used. Even though management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might apply a different fair value for the Company’s share options.

(b)	Income taxes

Deferred tax assets in respect of tax losses have not been recognized as the Company has no history of generating taxable profits. As of the balance sheet date, there is no convincing evidence that sufficient taxable profits will be available against which the tax losses can be utilized in future periods.

(c)	Capitalization of development costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met in the second quarter of 2017. Therefore, all development expenditures relating to internally generated intangible assets were expensed as incurred.

(d)	Accounting for upfront license fees

The Company maintains certain research, collaboration and license agreements with ONO Pharmaceuticals Co., Ltd (“ONO”) and Incyte under which the Company has received upfront non-refundable payments for certain rights granted under the respective agreements.

The applicable period over which to recognize these upfront payments requires significant judgment. Revenue related to these upfront payments is deferred and amortized on a straight-line basis over the contract period as to ONO, or the period of continuing involvement as to Incyte, as these are the periods over which the Company provides its integrated service activities.

(e)	Treatment of expenses relating to an equity transaction

The Company incurred costs relating to the issuance of shares. These costs, which involved both issuing new common shares and listing on The NASDAQ Global Market (“NASDAQ”), have been accounted for as follows:

•	Incremental costs that are directly attributable to issuing new shares are included as prepaid expenses and were deducted from equity on the date the Company closes its new share transactions (net of any income tax benefit). Such as, for example, the date of the closing of its IPO or its share subscription agreement with Incyte;

•	Incremental costs directly associated with a probable, successful future offering of equity instruments are also deferred and deducted from equity when the new shares are issued. As of June 30, 2017, the Company deferred €0.2 million of prepaid share issuance costs (see Note 7) related to the probable future issuance of shares under the Company’s registration statement on Form F-3 as filed with the United States Securities and Exchange Commission, which became effective on June 16, 2017;

•	Costs that relate to listing on NASDAQ, or other new share transaction costs that are otherwise not incremental and directly attributable to issuing new shares, are recorded as an expense in the statement of profit or loss and comprehensive loss; and

•	Costs that relate to both share issuance and listing are allocated between those functions on a rational and consistent basis.

5.	Financial Asset

On December 20, 2016, the Company entered into a share subscription agreement with Incyte. As the contract is denominated in U.S. dollars, the Company determined that the forward contract to sell its own shares at a future date to which the Company became committed on December 20, 2016, represented a derivative financial instrument. The remaining fair value of the derivative recognized in the statement of financial position at December 31, 2016 was €11.8 million. The Company had determined the fair value of this derivative utilizing the Bloomberg Pricing System and the Company’s closing stock prices at each valuation date which are significant Level 2 observable inputs.

On January 23, 2017, the Company settled the forward contract by delivering shares to Incyte upon the closing of the share subscription agreement, thereby extinguishing the derivative financial asset. Upon the extinguishment of the financial asset, the Company recorded finance charges of €10.7 million relating to the change in fair value of the asset and a discount on the share subscription of €1.0 million representing the difference between the original subscription price and the actual price of the common stock on the date of settlement on January 23, 2017.

6.	Taxes and Social Security Receivables

The WBSO (afdrachtvermindering speur- en ontwikkelingswerk) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities. Under the WBSO, a contribution is paid in the form of a reduction in payroll taxes towards the labor costs of employees directly involved in research and development and costs and expenses incurred on eligible research and development projects. Subsidies relating to labor costs are deferred and recognized in the Company’s income statement as a reduction to labor costs over the period necessary to match them with the labor costs that they are intended to compensate.

As of June 30, 2017 and 2016, the Company had €2.0 million and €0, respectively, of tax refund receivables, recorded within taxes and social security assets, relating to payroll taxes paid on research and development salaries incurred during the respective period.

7.	Trade Receivables and Other Current Assets

Trade receivables and other current assets are short-term and due within 1 year.

	Balance per
	June 30, 2017	December 31, 2016
	(euros in thousands)
Trade receivables	2,915	205
VAT receivable	453	782
Prepaid general expenses	342	382
Prepaid pension costs	253	463
Deferred share issuance costs	190	230
Interest receivable from bank	146	32
Other receivables	9	154

	4,308	2,248

VAT receivable relates to value added tax receivable from the Dutch tax authorities based on the tax application for the second quarter of 2017. Prepaid expenses reflected above in the form of prepaid general expenses, prepaid pension costs and deferred share issuance costs consist of expenses that were paid during the reporting period, but are related to activities taking place in the subsequent period.

8.	Other Liabilities and Accruals

All amounts are short-term and payable within 1 year.

	Balance per
	June 30, 2017	December 31, 2016
	(euros in thousands)
Accrued auditor’s fee	167	282
Personnel	401	220
R&D studies	2,667	1,256
IP – Legal fees	356	114
Bonuses	360	768
Subsidy advance received	1,007	224
Other accruals	476	786

	5,434	3,650

On May 24, 2017, the Company entered into a settlement agreement with Shelley Margetson, the Company’s former Chief Operating Officer pursuant to which Ms. Margetson resigned as a statutory director of the Company effective as of May 24, 2017 and ended her employment with the Company effective as of August 1, 2017. As part of the terms of the settlement agreement, Ms. Margetson is entitled to a severance payment equal to 12 months of her annual base salary, 50% of which will be paid in a lump sum as soon as practicable following her separation date and 50% will be paid in the form of salary continuation over the six-month period following her separation date in accordance with the Company’s customary payroll practices. In addition, Ms. Margetson will be entitled to accelerated vesting of any unvested Company options and restricted stock units held by Ms. Margetson that would have vested during the 12-month period following her separation date. The Company has accrued approximately €0.3 million related to this agreement which is included in accrued personnel at June 30, 2017.

The R&D studies relate to accrued expenses for research and development expenses. The increase in R&D studies accrued expense reflect increased enrollment in the Company’s clinical trials and expanded pre-clinical research efforts to support its collaboration and license agreement with Incyte.

The bonuses relate to the employee bonuses for fiscal years 2017 and 2016, which are paid out annually in February.

The subsidy advances received relate to active grants where the Company has received cash in excess of allowances which is required to be repaid.

9.	Borrowings

As of December 31, 2016, the Company had outstanding borrowings of €0.5 million relating to a loan from Rabobank Utrechtse Heuvelrug U.A. (“Rabobank”). On March 31, 2017, the Company repaid, in full, the loan from Rabobank. At the repayment date, the total outstanding balance of the loan amounted to approximately €0.5 million. As a result of the repayment, the pledge associated with the loan was removed and the related cash was released from restriction.

10.	Deferred Revenue

Deferred revenue is as follows:

	Balance per
	June 30, 2017	December 31, 2016
	(euros in thousands)
Deferred revenue – current portion	7,052	1,610
Deferred revenue	133,666	30,206

	140,718	31,816

Of the total deferred revenue balance at June 30, 2017, €140.4 million was related to the Incyte Agreements while €0.3 million related to the ONO research and license agreement. Of the total deferred revenue balance at December 31, 2016, €31.4 million was related to the Incyte Agreements while €0.4 million related to the ONO research and license agreement.

On April 8, 2014, the Company entered into a research and license agreement with ONO pursuant to which the Company received a non-refundable upfront payment of €1.0 million. This upfront payment is being amortized on a straight-line basis over the research term period. The Company is eligible to receive milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under this agreement, if any, the Company is also eligible to receive a mid-single digit royalty on net sales. ONO also provides funding for the Company’s research and development activities under an agreed-upon plan. ONO has the right to terminate this agreement at any time for any reason, with or without cause.

On December 20, 2016, the Company entered into the Incyte Agreements focused on the research, discovery and development of bispecific antibodies utilizing the Company’s proprietary Biclonics technology platform. The effectiveness of the collaboration and license agreement with Incyte was contingent upon the closing of the share subscription agreement with Incyte, which occurred on January 23, 2017. Under the terms of the collaboration and license agreement, Incyte paid to the Company a non-refundable upfront payment of $120 million and purchased 3,200,000 common shares of the Company at $25 per share, for a total equity investment of $80 million. As discussed in Note 5, the Company accounted for the forward to sell its own shares as a derivative financial asset. Both the upfront license payment and the derivative financial asset are recognized as deferred revenue being amortized as revenue over the period of continuing involvement, which is estimated to be 21 years.

The parties have agreed to collaborate on the development and commercialization of up to 11 bispecific antibody programs. For one current preclinical program, the Company will retain all rights to develop and commercialize approved products in the United States, and Incyte will develop and commercialize approved products arising from the program outside the United States. Following any regulatory approval of a product candidate for this particular pre-clinical program, each company has agreed to pay the other tiered royalties ranging from 6% to 10% on net sales of products in their respective territories.

The Company also has the option to co-fund development of product candidates arising from two other programs. For any program for which the Company exercises its co-development option, the Company would be responsible for 35% of global development costs in exchange for a 50% share of U.S. profits and losses and tiered royalties ranging from 6% to 10% on ex-U.S. sales by Incyte for these programs. The Company also has the right to elect to provide up to 50% of detailing activities for product candidates arising from one of these programs in the United States.

For each of the other eight programs, Incyte has agreed to independently fund all development and commercialization activities. For these programs, the Company will be eligible to receive potential development, regulatory and sales milestone payments of up to $350 million per program, which could result in an aggregate milestone opportunity of approximately $2.8 billion if all development, regulatory and sales milestones are achieved across all such eight other programs in all territories. The Company will also be eligible to receive tiered royalties ranging from 6% to 10% on global sales of any approved products under these eight programs. The Company will retain rights to both of its clinical candidates (MCLA-128 and MCLA-117) and MCLA-158, as well as its technology platform and future programs emerging from the Company’s platform that are outside the scope of the agreement.

11.	Shareholders’ Equity

Share subscription agreement with Incyte

Concurrent with the collaboration and license agreement discussed above under Note 10, the Company entered into a share subscription agreement with Incyte on December 20, 2016. On January 23, 2017, under the terms of the share subscription agreement, the Company issued 3,200,000 of its common shares to Incyte at a price per share of $25, for an aggregate purchase price of $80.0 million or €74.6 million, representing 19.9% of the pre-transaction issued and outstanding common shares of the Company. The Company received proceeds, net of issuance costs, of €74.4 million. A €1.0 million discount on the subscription stock price (see Note 5) combined with a €0.3 million foreign currency translation, accompanying the issuance of these shares, increased share capital by €0.3 million and share premium by €73.4 million.

Issued and paid-in share capital

All issued shares have been fully paid in cash.

Common shares

For the six month period ended June 30, 2017, 110,869 options were exercised with a weighted average exercise price of €2.05 per share resulting in the issuance of 110,869 common shares, increasing share capital by €9,978 and share premium by €216,830.

For the six month period ended June 30, 2016, 18,283 options were exercised at an exercise price of €1.93 per share. As a result, 18,283 common shares were issued, share capital increased by €1,645 and share premium increased by €33,640.

Situation as at June 30, 2017

At June 30, 2017 and 2016, a total of 19,396,720 common shares and 16,079,675 common shares, respectively, with a nominal value of €0.09 per share were issued and paid up.

Share Premium Reserve

The share premium reserve relates to amounts contributed by shareholders at the issue of shares in excess of the nominal value of the shares issued.

All share premium is considered as free share premium as referred to in the Netherlands Income Tax Act.

Share-based Payment Arrangements

Share-based compensation expenses included in personnel expenses were €7.9 million and €0.6 million in the six month periods ended June 30, 2017 and June 30, 2016, respectively. The increase in share based compensation expense is primarily attributable to increases in grant date fair values and a corresponding increase in the number of options outstanding.

In 2010, the Company established the Merus B.V. 2010 Employee Option Plan (the “2010 Plan”) that entitles key management personnel, staff and consultants providing similar services to purchase shares in the Company. Under the 2010 Plan, holders of vested options were entitled to purchase depositary receipts for common shares at the exercise price determined at the date of grant. Upon exercise of the option, common shares were issued to a foundation established to facilitate administration of share-based compensation awards and pool the voting interests of the underlying shares, and depositary receipts were issued by the foundation to the individual holders. In connection with the IPO, the 2010 Plan was amended to cancel the depositary receipts and allow individual holders to directly hold the common shares obtained upon exercise of their options.

Options granted under the 2010 Plan are exercisable once vested. The options granted under the 2010 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the eighth anniversary of the date of grant.

Prior to the IPO, participants that voluntarily left the Company, except for members of the former Supervisory Board, were required to offer to the foundation the depositary receipts acquired from exercising options against payment of the exercise price or, if lower, fair market value of the underlying shares. This obligation for a participant to offer depositary receipts to the foundation upon resignation within four years from exercising the options was treated as a non-market vesting condition. In connection with the IPO, the foundation was dissolved and the common shares underlying depositary receipts distributed. In addition, the 2010 Option Plan was amended such that a participant is no longer required to offer depositary receipts to the foundation upon resignation.

The reduction of the vesting period has been accounted for taking into consideration the modified vesting conditions, to reflect the best estimate available of the options that are expected to vest. At the modification date in 2016, the cumulative expense for the options has been trued-up to reflect the reduced vesting period. This amendment of a non-market vesting (service) condition did not impact the fair value of the options granted.

In connection with the IPO, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Following the IPO, the Company is no longer making grants under the 2010 Plan; however, the terms of the 2010 Plan will continue to govern grants made under the 2010 Plan. All incentive award grants since the IPO are being made under the 2016 Plan.

Options granted under the 2016 Plan are exercisable once vested. The options granted under the 2016 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the tenth anniversary of the date of grant.

The Restricted Stock Units (“RSUs”) granted under the 2016 Plan also vest in installments over a four-year period from the grant date. Each RSU represents the right to receive one common share of the Company.

As part of the 2016 Plan, the Company also established the Supervisory Board Remuneration Program, which was subsequently replaced by the Non-Executive Director Compensation Program to reflect the change in the governance structure of the Company (see Note 1). As part of this program, Non-Executive Directors are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as future annual awards.

The initial awards granted under the Non-Executive Director Compensation Program vest in installments over a three-year period. Thirty-three percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 67% of the options in 24 substantially equal monthly installments thereafter, such that the award shall be fully vested on the third anniversary of the vesting commencement date. Each subsequent award shall vest and become exercisable in 12 substantially equal monthly installments following the vesting commencement date, such that the subsequent award shall be fully vested on the first anniversary of the date of grant.

Share-based payment expenses are recognized as from the IPO date for each subsequent award that a Non-Executive Director is entitled to over the member’s remaining term. Since subsequent awards are not subject to shareholder approval, the grant date is established and expenses are based on grant date fair value. The grant date fair value is not updated in each future reporting period and therefore the estimated fair value is not revised and expense recognized is based on the actual grant date fair value of the awards granted.

Measurement of fair values of the equity-settled share-based payment arrangements

The fair value of the employee share options has been measured using a binomial option pricing model. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

The number of options outstanding and RSU’s as of June 30, 2017 was as follows:

Group of employees entitled	June 30, 2017
Key Management Personnel	1,887,408
All Other Employees	535,364

Total	2,422,772

The inputs used in the measurement of the fair values and the related fair values at the grant dates were as follows for the options granted during the six month period ended June 30, 2017:

	Key Management Personnel €	Other €
Fair value at grant date	9.04-20.03	11.06-20.03
Share price at grant date	17.08-20.03	17.05-27.47
Exercise price	17.08-20.03	17.13-27.47
Expected volatility (weighted-average)	95.16%	95.04%
Contractual life	10 years	10 years
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.29-2.45%	2.24-2.62%

Reconciliation of outstanding share options and RSU’s

The number of share options and RSU’s, and the weighted average exercise prices of share options granted under the 2010 Plan and 2016 Plan were as follows for the six month period ended June 30, 2017:

	Weighted average exercise price (€)	Number of options and RSU’s
Outstanding at January 1, 2017	8.69	1,394,844
Forfeited during the six month period	4.36	(1,383)
Expired during the six month period	—	—
Exercised during the six month period	2.05	(110,869)
Granted during the six month period	20.46	1,140,180
Outstanding at June 30, 2017	14.53	2,422,772
Exercisable at June 30, 2017	6.30	448,660

The options outstanding at June 30, 2017 had an exercise price in the range of €1.93 to €27.47 and a weighted-average remaining contractual life of 8.52 years.

12.	Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue for the three months and six months ended June 30, 2017 was as follows:

	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
	(euros in thousands)
Incyte Corporation	3,048	—	5,112	—
ONO Pharmaceutical Co., Ltd. – research funding	176	192	368	248
Income from grants on research projects	803	906	833	1,697

	4,027	1,098	6,313	1,945

Revenue from Incyte for the three months ended June 30, 2017 included €1.3 million of revenue relating to cost reimbursement and €1.7 million of amortization of deferred revenue relating to the Incyte collaboration and license agreement. Revenue from ONO for the three months ended June 30, 2017 included approximately €0.2 million related to cost reimbursements and amortization of the upfront license payment from the ONO agreement.

Revenue from Incyte for the six months ended June 30, 2017 included €2.1 million of revenue relating to cost reimbursement and €3.0 million of amortization of deferred revenue relating to the Incyte collaboration and license agreement. Revenue from ONO for the six months ended June 30, 2017 included approximately €0.4 million related to cost reimbursements and amortization of the upfront license payment from the ONO agreement.

The Company currently has two active grants consisting of cash allowances for specific research and development projects. The Company has reporting obligations for the grants expiring at the end of the grant contract term. The unconditional receipt of the grant allowances is dependent on the final review of the reporting provided by the Company at the end of the contract term. On June 12, 2017, the European Commission approved for reimbursement the final installment of the FP-7 grant for €0.7 million. Revenue for this final installment was recorded in income from grants on research projects during the three months ended June 30, 2017.

13.	Total Operating Expenses

Research and development costs are comprised of allocated employee costs, the costs of materials and laboratory consumables, intellectual property (“IP”) and license costs and other allocated costs.

A breakdown of total operating expenses is presented as follows:

	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
	(euros in thousands)
Manufacturing costs	2,236	322	5,611	1,100
IP and license costs	603	346	968	488
Personnel related R&D	1,771	778	3,303	1,673
Other research and development costs	3,810	2,376	5,545	4,767

Total research and development costs	8,420	3,822	15,427	8,028

Management and administration costs	3,492	496	7,694	1,014

Litigation costs	104	493	394	1,053
Other operating expenses	2,173	1,171	3,726	2,224

Total other expenses	2,277	1,664	4,120	3,277

Total operating expenses	14,189	5,982	27,241	12,319

Research and development costs were €8.4 million and €15.4 million for the three and six month period ended June 30, 2017, respectively, as compared to €3.9 million and €8.3 million for the three and six month periods ended June 30, 2016, respectively. The increases in research and development costs for each period is primarily attributable to the increase in manufacturing costs, headcount and related costs, share-based payment expense as well as additional spending on the clinical and preclinical programs.

A breakdown of other research and development costs is presented as follows:

	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
	(euros in thousands)
Discovery and pre-clinical costs	1,698	654	2,076	1,781
Clinical costs	1,292	769	2,002	1,449
Consumables	511	235	797	540
Other research and development costs	309	718	670	997

Total other research and development costs	3,810	2,376	5,545	4,767

Other research and development costs consist primarily of consultancy expenses related to research and development activities, which cannot be specifically allocated to a research project.

Operating expenses presented by nature are outlined below:

	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
	(euros in thousands)
Costs of outsourced work	1,936	2,985	3,209	6,254
Other external costs	6,907	1,669	12,887	3,273
Employee benefits	5,263	1,274	10,998	2,687
Depreciation and amortization	83	54	147	105

Total operating expenses	14,189	5,982	27,241	12,319

Litigation costs

On March 11, 2014 Regeneron Pharmaceuticals Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York (the “Court”), alleging that the Company was infringing on one or more claims in Regeneron’s U.S. Patent No. 8,502,018 (the “’018 patent”), entitled “Methods of Modifying Eukaryotic Cells.” On July 3, 2014, the Company filed a response to the complaint, denying Regeneron’s allegations of infringement and raising affirmative defenses, and filed counterclaims seeking, among other things, a declaratory judgment that the Company did not infringe the patent and that the patent was invalid. The Company subsequently filed amended counterclaims during the period from August to December 2014, seeking a declaratory judgment of unenforceability of the patent due to Regeneron’s commission of inequitable conduct.

On November 21, 2014, the Court found that there was clear and convincing evidence that a claim term present in each of the patent claims was indefinite and granted the Company’s proposed claim constructions. On February 24, 2015, the Court entered partial judgment in the proceeding, on the grounds that the Company did not infringe each of the patent claims, and that each of the patent claims were invalid due to indefiniteness. On November 2, 2015, the Court found Regeneron had withheld material information from the United States Patent and Trademark Office during prosecution of the patent, and Regeneron had engaged in inequitable conduct and affirmative egregious misconduct in connection with the prosecution of the patent. On December 18, 2015, Regeneron filed an appeal of the Court’s decision. On July 27, 2017, the U.S. Court of Appeals for the Federal Circuit affirmed the trial court’s conclusion that Regeneron had engaged in inequitable conduct before the United States Patent and Trademark Office and affirmed that Regeneron’s ‘018 patent is unenforceable. Regeneron has publicly indicated that it will attempt to seek further review of this decision.

On March 11, 2014, Regeneron served a writ in the Netherlands alleging that the Company was infringing one or more claims in their European patent EP 1 360 287 B1. The Company opposed the patent in June 2014. On September 17, 2014, Regeneron’s patent EP 1 360 287 B1 was revoked in its entirety by the European Opposition Division of the European Patent Office (the “EPO”). In Europe, an appeal hearing occurred in October and November 2015 at the Technical Board of Appeal for the EPO at which time the patent was reinstated to Regeneron with amended claims. The Company believes that its current business operations do not infringe the patent reinstated to Regeneron with amended claims because it believes it has not used the technology or methods claimed under the amended claims. The Dutch litigation procedure is stayed.

The costs incurred in the above litigation and opposition for the three months ended June 30, 2017 and 2016 were approximately €0.1 and €0.5 million, respectively. The costs incurred for the six months ended June 30, 2017 and 2016 were approximately €0.4 and €1.1 million, respectively and are included in the statement of profit or loss and comprehensive loss for the period.

Apart from the above mentioned litigation procedures, a number of opposition proceedings are currently ongoing between the Company and Regeneron. The Company has opposed granted European patents owned by Regeneron related to transgenic mice technology. Regeneron has opposed granted patents owned by the Company in Europe, Japan and Australia. The oppositions in Europe and Japan have been resolved in the Company’s favor and a decision on the opposition in Australia was issued on May 5, 2017, finding certain claims valid and others not valid, with additional proceedings to follow. Based on the current facts and circumstances no provision has been recognized under IAS 37 related to contingent liabilities.

14.	Employee Benefits

Details of the employee benefits are as follows:

	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
	(euros in thousands)
Salaries and wages	2,451	1,130	4,182	2,267
WBSO subsidy	(953)	(438)	(2,005)	(908)
Social security premiums	146	96	293	180
Health insurance	36	—	62	—
Pension costs	181	107	322	217
Share option expenses	3,254	321	7,880	648
Other personnel expenses	148	58	264	283

Total employee benefits expense	5,263	1,274	10,998	2,687

The Company’s headcount at June 30, 2017 consisted of 55 full time equivalents (“FTE’s”) in the Netherlands and 9 FTE’s in the United States. At June 30, 2016, 42 FTE’s were employed in the Netherlands, with the exception of one employee employed in the United States. Employees are principally employed in the area of research and development. A total of 13 employees that are devoted to activities including both research and development and overall management of the Company are included under management and administration costs for the three and six month period ended June 30, 2017.

15.	Finance Income and Expense

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	(euros in thousands)
Interest income	420	23	610	56
Net loss on foreign exchange	(11,962)	—	(12,029)	—
Derivative financial instrument expense	—	(13)	(10,667)	(18)

	(11,542)	10	(22,086)	38

Interest income primarily results from interest earned on the $200 million of funds received as part of the Incyte Agreements during the six month period ended June 30, 2017. These funds are denominated and held in U.S. dollars in the Netherlands. Considering the fluctuation in foreign currency between the euro and U.S. dollar during the period, the Company experienced an unrealized loss on its U.S. dollar denominated cash and cash equivalents of approximately €12.0 million for the six months ended June 30, 2017. Substantially all of this loss was incurred during the three month period ended June 30, 2017. Subsequent to June 30, 2017, the Company converted $50.3 million U.S. dollars into euros.

On December 20, 2016, the Company entered into the Incyte Agreements. As these contracts are denominated in U.S. dollars, the Company determined that the forward to sell its own shares to which the Company became committed on December 20, 2016, qualified as a derivative financial instrument which was recognized in the statement of financial position as of December 31, 2016. The interest expense and similar expenses for the six months ended June 30, 2017 include an amount of €10.7 million related to the effective settlement of the forward (derivative) on January 23, 2017, the date the shares were issued and the date through which the related expense was incurred.

16.	Operating Lease

On April 22, 2016, Merus N.V. closed a lease agreement with Stichting Incubator Utrecht for a new office building. The agreement term is for five years and expires in the fourth quarter of 2021. If the lease is not terminated by the Company, it will be automatically renewed for a period of two years. The agreed rental price is €0.4 million per year. The Company moved into the new office building in November 2016. For the six months ending June 30, 2017, the Company recognized €0.1 million for rent and service charges related to the new office building. In addition, the Company has provided a deposit of €0.1 million included in other assets as of June 30, 2017 and December 31, 2016.

17.	Subsequent Events

The Company has evaluated subsequent events through September 19, 2017, the date of issuance of the unaudited consolidated financial statements for the three and six months ended June 30, 2017.

Except for the items described in Note 13 under litigation relating to the U.S. Court of Appeals for the Federal Circuit affirmation and Note 15 related to the Company’s conversion of $50.3 U.S. dollars into euros, there were no additional events requiring disclosure in the notes to these financial statements.